EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in Millions, Except Ratios)

	Three months ended March 31,		Years ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings (loss) [1]
(Loss) income from continuing operations before income taxes	$(71.0)	$674.8	$738.4	$450.6	$232.4	$471.5

Fixed charges [1]
Interest expense	36.8	133.5	136.8	139.7	155.6	211.9
Interest factor of net operating rents [2]	42.4	169.0	175.6	172.8	181.4	183.9
Total fixed charges	79.2	302.5	312.4	312.5	337.0	395.8

Earnings (loss), as adjusted	$8.2	$977.3	$1,050.8	$763.1	$569.4	$867.3

Ratio of earnings to fixed charges [3]	N/A	3.2	3.4	2.4	1.7	2.2

[1]
Earnings (loss) consist of (loss) income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net loss attributable to noncontrolling interests. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

[2]	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.

3
We had a less than 1:1 ratio of earnings to fixed charges due to our losses in the three months ended March 31, 2013. To provide a 1:1 coverage ratio for the deficient period results as reported would have required additional earnings of $71.0 in the three months ended March 31, 2013.